Exhibit 14.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Amendment No.4 to the Registration Statement, No.333-102800, of DRDGOLD Limited on Form F-3 and Registration Statement, No.333-121386, of DRDGOLD Limited on Form F-4 of our report dated November 26, 2004 with respect to the consolidated balance sheets of Crown Gold Recoveries (Proprietary) Limited and its subsidiaries as of June 30, 2004 and June 30, 2003 and the related consolidated income statements, statements of changes in equity, cash flow statements and notes thereto for the years then ended, which report appears as an exhibit to the Annual Report on Form 20-F of DRDGOLD Limited for the year ended June 30, 2004.

/s/ KPMG Inc
KPMG Inc
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg, Republic of South Africa
December 15, 2005